CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

August 12, 2011

VIA EDGAR AND EXPRESS COURIER

Ms. Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
U.S.A.

Re:	ICICI Bank Limited Form 20-F for the fiscal year ended March 31, 2010 Filed September 29, 2010 (File No. 001-15002)

Dear Ms. Hunsaker:

This letter is in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 20-F as referenced above, set forth in your letter dated July 8, 2011 to Ms. Chanda Kochhar. Set forth below are the responses to the comments in your letter. For your convenience, each of the Staff’s comments is set forth below and followed by our response.

Form 20-F for the Fiscal Year ended March 31, 2010

Risk Factors, page 7

General

1.      In future filings, please include a separate risk factor that describes the Reserve Bank of India’s directed lending norms and specifically discusses risks associated with required priority sector lending and its direct and indirect effects on your business, including opportunity costs. To the extent that these sectors have experienced higher levels of non-performing assets, restructurings and/or defaults, please discuss your experiences with these issues in these sectors and quantify the disclosure. Please note, your discussion should also discuss the consequences if your loans to these sectors do not meet the directed lending norms.

Response:

In future filings we will include the following risk factor with language similar to that set forth below.

We are subject to direct lending requirements of the Reserve Bank of India, and any shortfall in achievement of these requirements may be required to be invested in government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs.

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, 18.0% of adjusted net bank credit is required to be lent to the agricultural sector, including direct agricultural advances of at least 13.5% and indirect agricultural advances of not more than 4.5%. Direct agricultural advances include loans made directly to individual farmers or groups of individual farmers for agriculture and related activities. Indirect agricultural advances include loans for purposes linked to agriculture, such as loans to food and agri-processing units, finance for hire-purchase schemes for distribution of agricultural machinery and implements, financing farmers indirectly through the co-operative system and loans for the construction and operation of storage facilities. Other than the 18.0% of adjusted net bank credit that is required to be lent to the agricultural sector, the balance of

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
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the priority sector lending requirement can be met by lending to a range of sectors, including small businesses and residential mortgages satisfying certain criteria. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. Some categories of loans may qualify for both weaker section lending and priority sector lending. These requirements are to be met as of the last reporting Friday of the fiscal year with reference to the adjusted net bank credit of the previous fiscal year.

These requirements apply to ICICI Bank Limited on a standalone basis. Until fiscal 2011, ICICI Bank was required to extend 50.0% of its residual adjusted net bank credit to priority sectors, after excluding the advances of ICICI at year-end fiscal 2002. At March 25, 2011, the last reporting Friday for fiscal 2011, while the Bank had met its overall priority sector lending targets, direct agricultural loans were 9.5% of residual net bank credit against the requirement of 13.5%, with the shortfall amounting to Rs. 42.09 billion, and advances to weaker sections were Rs. 34.43 billion constituting 3.3% of the Bank’s residual adjusted net bank credit against the requirement of 10.0%, with the shortfall amounting to Rs. 69.50 billion. See “Business—Loan Portfolio—Directed Lending.” The Reserve Bank of India has stipulated that the Bank would be required to extend 38.5% of its adjusted net bank credit (i.e., including the advances of ICICI) to priority sectors in fiscal 2012 and achieve the target of 40.0% of adjusted net bank credit from fiscal 2013. As a result of this, the Bank’s priority sector lending requirements are expected to increase.

Any shortfall in meeting these requirements may be required to be invested in government schemes that yield low returns ranging from 3.0% to 6.0%, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their directed lending targets, with the amounts drawn from each bank being determined by the Reserve Bank of India. At year-end fiscal 2011, our total mandated investments in such schemes were Rs. 150.80 billion.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets on the priority sector loan portfolio were 3.6% and 3.3% in fiscal 2010 and fiscal 2011, respectively.

In its budget for fiscal 2009, the government announced a one-time debt waiver scheme for small and marginal farmers. Our eligible portfolio under this scheme was Rs. 2.76 billion. While the government has borne the cost of the scheme and we have received 99.8% of the amount of such loans waived by us from the government, any similar schemes in the future may have an adverse impact on future debt servicing behavior on farm loans and may lead to an increase in non-performing loans in the agricultural sector.

Through recent guidelines and directions, the Reserve Bank of India has restricted the ability of banks to meet these obligations through specialized financial intermediaries. These and any future changes by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

2.      Please include a risk factor discussing the problems and delays you may experience in attempting to foreclose on and realize the full value of collateral.

Response:

In future filings, we will expand the risk factor: “The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss” with language similar to that set forth in the marked version below.

A substantial portion of our loans to corporate and retail customers is secured by collateral. See “Business—Classification of Loans—Non-Performing Asset Strategy”. Changes in asset prices may cause the value of our collateral to decline, and we may not be able to realize the full value of our collateral as a result of delays in bankruptcy and foreclosure proceedings, delays in the creation of security interests, defects or deficiencies in the

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
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perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities), fraudulent transfers by borrowers and other factors, including depreciation in the value of the collateral and illiquid market for disposal of and volatility in the market prices for the collateral, current legislative provisions or changes thereto and past or future judicial pronouncements.

In India, foreclosure on collateral consisting of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. An application, when made (or a legal challenge to the foreclosure undertaken directly), may be subject to delays or administrative requirements that may result in, or be accompanied by, a decrease in the value of collateral. These delays can last for several years and might lead to deterioration in the physical condition or market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. If a company becomes a “sick unit” (as defined under Indian law, which provides for a unit to be so categorized based on the extent of its accumulated losses relative to its stockholders’ equity), foreclosure and enforceability of collateral is stayed.

In fiscal 2008, the Reserve Bank of India issued guidelines relating to the use of recovery agents by banks. See also “ - If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”. Any similar future guidelines may affect our collections and ability to foreclose on existing non-performing assets. In addition, where we have collateral located in jurisdictions outside India, the applicable laws and regulations in such jurisdictions may impact our ability to foreclose on collateral and realize its value. Failure to recover the expected value of collateral could expose us to potential losses, which could adversely affect our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

If we are not able to control the level of non-performing assets in our portfolio…, page 11

3.      Please describe the Reserve Bank of India’s guidelines relating to the use of recovery agents. How long have these guidelines been in place? If they were recently enacted and have had a significant effect on your ability to recover outstanding receivables, please describe the effect.

Response:

In future filings, we will expand the disclosure under the risk factor “If we are not able to control the level of non-performing assets in our portfolio, our business will suffer” by adding a paragraph with language similar to that set forth below.

In fiscal 2008, the Reserve Bank of India issued guidelines relating to the use of recovery agents by banks. These guidelines prescribed that banks should establish a due diligence process for engagement of recovery agents, pre-inform borrowers of authorized recovery agents while forwarding default cases to recovery agents, set up a grievance redressal mechanism related to the recovery process and review and ensure appropriate incentives and recovery targets for agents. In addition, the guidelines also advised procedures for enforcing security interest and for auctioning the movable and immovable property after enforcing the security interest. These changes had an impact on our ability to recover outstanding receivables from customers, as they limited our ability to recover through our existing agents until such processes were established. Any similar future guidelines may affect our collections and ability to foreclose on existing non-performing assets.

4.      We note your reference to the government debt waiver for small and marginal farmers. Please disclose the percentage of the payments received by the government pursuant to this program and express the payments as a percentage of payments from the sector. Additionally, disclose whether there is a set expiration for the program or if the government could discontinue the program at any time.

Response:

In future filings, we will expand the disclosure under the new risk factor “We are subject to direct lending requirements of the Reserve Bank of India, and any shortfall in achievement of these requirements may be required to be invested in government schemes that yield low returns, thereby impacting our profitability. We may

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
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THE SECURITIES AND EXCHANGE COMMISSION

also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our profitability and the price of our equity shares and ADSs” by adding a paragraph with language similar to that set forth below.

In its budget for fiscal 2009, the government announced a one-time debt waiver scheme for small and marginal farmers. Our eligible portfolio under this scheme was Rs. 2.76 billion. While the government has borne the cost of the scheme and we have received 99.8% of the amount of such loans waived by us from the government, any similar schemes in the future may have an adverse impact on future debt servicing behavior on farm loans and may lead to an increase in non-performing loans in the agricultural sector.

We have a high concentration of loans to certain customers and sectors…, page 14

5.      Please quantify the concentration and identify the material sectors and customers.

Response:

In future filings, we will expand the disclosure under the risk factor “We have a high concentration of loans to certain customers and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the price of our equity shares and ADSs could be adversely affected” with language similar to that set forth in the marked version below.

Our loan portfolio and non-performing asset portfolio have a high concentration in certain ~~customers.~~types of customers. ICICI Bank’s policy is to limit its loan exposure to any particular industry (other than retail loans) to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 37.7% of our gross loans and advances at year-end fiscal 2011. Our loans and advances to services—non finance, services—finance, crude/petroleum & petrochemicals and roads, port, telecom, urban development & other infrastructure loans constituted 8.8%, 6.4%, 6.0% and 5.8%, respectively of our gross loans and advances at year-end fiscal 2011. Pursuant to the guidelines of the Reserve Bank of India, ICICI Bank’s credit exposure to an individual borrower generally must not exceed 15.0% of its capital funds, unless the exposure is with regards to an infrastructure project. ICICI Bank’s exposure to a group of companies under the same management control generally must not exceed 40.0% of its capital funds unless the exposure is with regards to an infrastructure project. Banks may, in exceptional circumstances, with the approval of their Boards, enhance the exposure by 5.0% of capital funds (i.e., aggregate exposure can be 20.0% of capital funds for an individual borrower and aggregate exposure can be 45.0% of capital funds for a group of companies under the same management). At year-end fiscal 2011, ICICI Bank’s largest non-bank borrower accounted for approximately 11.9% of its capital funds. The largest group of companies under the same management control accounted for approximately 28.9% of ICICI Bank’s capital funds. See “Business—Loan Portfolio—Loan Concentration”. In the past, certain of ~~our~~ICICI Bank’s borrowers have been adversely affected by economic conditions to varying degrees. Economic conditions in India and other countries may impose strains on these borrowers’ ability to repay their loans ~~to us~~. Credit losses due to financial difficulties of these borrowers and borrower groups in the future could adversely affect our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

The regulatory environment for financial institutions…, page 16

6.      Please discuss potential risks relating to specific regulation that is expected to have an effect on your business.

Response:

In future filings, we will expand the disclosure under the risk factor, “The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” with language similar to that set forth in the marked version below.

The global financial crisis has led to significant and unprecedented changes in the laws, regulations and regulatory policies of India and the other jurisdictions in which we operate. Changes in laws, regulations or

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
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THE SECURITIES AND EXCHANGE COMMISSION

regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral available for our loans or our business in general. ~~Such~~Recent regulatory changes ~~may include~~as well as changes currently under discussion, such as changes with respect to capital requirement, leverage and liquidity ratios~~,~~ under Basel III, restrictions on cross~~−~~-border capital flows, emphasis on local lending obligations~~,~~ in overseas jurisdictions, changes in directed lending regulations in India, discussions on management compensation, consumer protection and risk management, among other areas~~.~~ , are expected to have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, impact our overall growth and impact our return on capital. For instance, our wholly-owned banking subsidiaries in the United Kingdom and Canada have significantly reduced their business volumes in response to the regulatory environment, which has impacted their growth and profitability. In addition, proposals currently under discussion in India such as liberalization of the regulated rate on savings account deposits, the granting of new banking licenses and a liberal regime for the granting of branch licenses to foreign banks adopting the subsidiary branch model could lead to increased competition and have an adverse impact on our business and future strategy.

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, ~~could~~have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past. This increased scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations or compliance with applicable laws, regulations or regulatory policies. Regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Our ability to predict future legal or regulatory changes is limited and we may face ~~greatly~~ enhanced legal or regulatory burdens without ~~advanced~~advance notice. Any such changes may result in increased expenses, operational restrictions or revisions to our business operations, which may reduce our profitability or force us to forgo potentially profitable business opportunities. See also “—The increased supervisory and compliance environment in the financial sector leads to increased risks of regulatory action, whether formal or informal. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past, in a range of areas”.

A determination against us in respect of disputed tax assessments…, page 22

7.      In future filings, please expand this risk factor by quantifying and describing the types of assessments.

Response:

In future filings, we will expand the disclosure under the risk factor, “A determination against us in respect of disputed tax assessments may adversely impact our financial performance” with language similar to that set forth in the marked version below.

We have been assessed ~~a significant amount in additional taxes~~ by the government of India’s tax authorities, and have included in contingent liabilities, Rs. 20.0 billion in additional taxes in excess of our provisions at year-end fiscal 2011. These additional tax demands mainly relate to issues disputed by us, such as the disallowance of depreciation on leased assets, expenditure incurred towards exempt income, withdrawal of a special reserve, indirect tax matters and appeals filed by the tax authorities against decisions in our favor. The Rs. 20.0 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 16.9 billion relating to bad debts written off and penalties levied, the payment of which has been considered remote based on favorable judicial decisions in similar cases. See “Business— Legal and Regulatory Proceedings”. We have appealed all of these demands. While we expect that no additional liability will arise out of these disputed demands based on our consultations with tax counsel and favorable decisions in our own and other cases, there can be no assurance that

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these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and ADSs.

Certain shareholders own a large percentage of our equity shares…, page 24

8.      Please quantify the percentage of your outstanding voting rights controlled by Life Insurance Corporation of India, General Insurance Corporation of India, Allamanda Investments, and Bajaj Holding and Investment.

Response:

At September 3, 2010, the date at which equity shareholding details were disclosed in our Form 20-F for fiscal 2010, the shareholding of the Life Insurance Corporation of India was 10.3%, the shareholding of the General Insurance Corporation of India and other government-owned general insurance companies was 2.5%, the shareholding of Allamanda Investments was 5.6% and the shareholding of Bajaj Holding & Investment was 1.4%. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. After taking into consideration the restriction of 10.0%, the effective outstanding voting rights at September 3, 2010 for the Life Insurance Corporation of India were 10.0%, for the General Insurance Corporation of India and other government-owned general insurance companies were 2.5%, for Allamanda Investments were 5.6 % and for Bajaj Holding & Investment were 1.4%.

At June 30, 2011, the shareholding of the Life Insurance Corporation of India was 9.2%, the shareholding of the General Insurance Corporation of India and other government-owned general insurance companies was 2.2%, the shareholding of Allamanda Investments was 3.6% and the shareholding of Bajaj Holding & Investment was 1.1%.

In future filings, we will expand the disclosure under the risk factor, “Certain shareholders own a large percentage of our equity shares and their actions could adversely affect the price of our equity shares and ADSs” to specifically disclose the shareholding and voting rights of the government-controlled shareholders mentioned above, and the shareholding and voting rights of non-government controlled shareholders when such shareholding exceeds 5.0% with language similar to that set forth in the marked version below.

“The Life Insurance Corporation of India~~,~~ and the General Insurance Corporation of India and ~~public sector~~other government-owned general insurance companies, ~~each~~all of which ~~is~~are directly controlled by the Indian government, are among our principal shareholders. At June 30, 2011, the Life Insurance Corporation of India held 9.2% and the General Insurance Corporation of India and other government-owned general insurance companies held 2.2% of our outstanding equity shares. See “Business — Shareholding Structure and Relationship with the Government of India”. ~~Our other large shareholders include Allamanda Investments Pte. Limited, a subsidiary of Temasek Holdings Pte. Limited and Bajaj Holding and Investment Limited, an Indian private sector company.~~ Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. Deutsche Bank Trust Company Americas held approximately 26.1% of our equity shares at June 30, 2011 as depositary for ADS holders and votes on these shares in accordance with the directions of our Board of Directors. Pursuant to the provisions of the Indian Banking Regulation Act, Deutsche Bank Trust Company Americas can only vote 10.0% of our equity shares. After taking into consideration the restriction of 10.0%, the effective outstanding voting rights at June 30, 2011 for Deutsche Bank Trust Company Americas were 10.0%, for the Life Insurance Corporation of India were 9.2% and for the General Insurance Corporation of India and other government-owned general insurance companies were 2.2%.”

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Business, page 27

Overview of Our Products and Services, page 31

Retail Lending Activities, page 31

9.      We note your discussion regarding the decrease in unsecured loans since 2008. We also note references to unsecured loans elsewhere in the filing, including in the Risk Factors section and in the Loan Portfolio section. Please revise future filings to provide a more robust disclosure regarding your unsecured loans. Your disclosure should include, but not be limited to the following:

•	A detailed description of the types of unsecured loans you offer, including personal loans and loans against credit card receivables;

•	Quantification of the amount of unsecured loans outstanding and the percentage of your loans, by category, that are unsecured;

•	Quantification of the amount and percentage of new loans that are unsecured; and

•	A detailed discussion of the risks associated with your unsecured loans.

Response:

In future filings, we will expand the disclosure under “Business—Overview of Our Products and Services—Retail Lending Activities” by adding paragraphs similar to those set forth below.

“Retail Lending Activities

Our unsecured retail portfolio includes personal loans and loans against credit card receivables. Until fiscal 2009, we also offered small value unsecured loans to low income urban customers. These loans are uncollateralized and the recovery process of any outstanding dues is typically conducted through direct visits or calls to the borrowers, and the recovery experience in such cases is generally inferior to that in the secured products. Following the increase in interest rates, tightening liquidity, challenging macroeconomic environment and changes in regulations pertaining to the use of recovery agents by banks, we witnessed higher than anticipated losses in the unsecured retail portfolio. In fiscal 2009, we discontinued our small personal loans product, which was composed of unsecured loans to low income customers. We also reduced incremental lending in personal loans and credit card issuances, resulting in a decline in the overall unsecured retail lending portfolio. Our personal loans typically range from Rs. 100,000 to Rs. 1,000,000 in size with tenors of 1-4 years and yields ranging from 14-18%. During fiscal 2011, ICICI Bank’s personal loans disbursements were about 2.0% of its total retail loan disbursements at Rs. 5.54 billion and its number of outstanding credit cards declined from 4.3 million at March 31, 2010 to about 3.4 million at March 31, 2011 (excluding the credit card base of the Bank of Rajasthan which merged with us effective close of business on August 12, 2010). At March 31, 2011, our personal loans portfolio was Rs. 42.8 billion as compared to Rs. 57.2 billion at March 31, 2010. The credit card receivables portfolio at March 31, 2011 was Rs. 48.5 billion as compared to Rs. 59.4 billion at March 31, 2010.

The proportion of unsecured retail loans in the total retail portfolio decreased from 16.1% at year-end fiscal 2009 to 12.3% at year-end fiscal 2010 and further to 9.9% at year-end fiscal 2011.”

We will also update the table setting forth the breakdown of our gross (net of write-offs) retail finance portfolio and subsequent disclosure, in a manner similar to that marked below:

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	At March 31,
	~~2008~~	2009	2010	2011	2011	~~2010~~2011
	(Rs. in billions)				(% share)	(US$ in millions)
Home loans(1)	~~Rs.773.7~~	Rs.733.3	Rs.619.8	Rs.644.0	64.6%	US$~~13,788~~14,458

Automobile loans	~~174.8~~	133.2	85.2	85.8	8.6	~~1,895~~1,927
Commercial business	~~203.9~~	164.4	136.8	152.9	15.4	~~3,043~~3,432
Two-wheeler loans		16.9	4.6	2.1	0.2	47
Others(2)		9.2	10.4	13.0	1.3	292
Total secured retail finance portfolio		1,057.0	856.8	897.8	90.1%	20,156
Personal loans	~~144.3~~	108.8	57.2	42.8	4.3	~~1,273~~962
Credit card receivables	~~96.5~~	90.2	59.4	48.5	4.9	~~1,321~~1,090
Others(3)	~~34.6~~	~~13.1~~3.9	~~13.5~~3.1	7.0	0.7	~~300~~156
~~Two-wheeler loans~~Total unsecured retail finance portfolio	~~29.8~~	~~16.9~~202.9	~~4.6~~119.7	98.3	9.9%	~~102~~2,208
Total retail finance portfolio	~~Rs. 1,457.6~~	Rs. 1,259.9	Rs. 976.5	Rs.996.1	100.0%	US$~~21,722~~22,364

(1)
Includes developer financing of Rs. 90.9 billion at year-end fiscal 2011, Rs. 40.7 billion at year~~-~~end fiscal ~~2010,~~2010 and Rs~~.~~ 39.5 billion at year~~-~~end fiscal 2009 ~~and Rs. 27.8 billion at year−end fiscal 2008.~~2009.

(2)
Includes dealer financing of Rs. 5.8 billion at year-end fiscal 2011, Rs. 4.6 billion at year~~-~~end fiscal ~~2010,~~2010 and Rs~~.~~ 4.9 billion at year~~-~~end fiscal 2009 ~~and Rs. 24.1 billion at year−end fiscal 2008.~~-end fiscal 2009.

(3)	Represents dealer financing portfolio.

~~The proportion of personal loans and credit card receivables in the total retail portfolio decreased from 16.5% at year−end fiscal 2008 to 15.8% at year−end fiscal 2009 and further to 11.9% at year−end fiscal 2010.~~

Risk Management, page 48

Credit Risk Assessment Procedures for Corporate Loans, page 50

10.      We note the discussion of your scale of ten ratings ranging from AAA to B, the default rating D, and the short term ratings. Is there a minimum rating that a potential borrower must achieve in order to be considered for a loan? Please discuss the concentration of loans that fall into the high risk category and disclose what rating(s) you would consider to be high risk.

Response:

As discussed on page 51 of our Form 20-F for fiscal 2010, a borrower’s credit rating is a critical input for our credit approval process. We had a scale of ten ratings from AAA to B, the default rating D and the short-term ratings in fiscal 2010. In October 2010, we introduced two new rating categories (BBB+ and BBB-) and now have scale of 12 ratings, other than the default rating D and the short-term ratings.

Our credit approval authorization policy is based on the level of risk and the quantum of exposure, and is designed to ensure that transactions with a greater exposure and higher levels of risk are sent to a correspondingly higher forum/committee for approval. On our current rating scale, ratings of below BBB- (i.e., BB and B ratings) are considered to be relatively high-risk categories. The current credit policy of the Bank does not expressly provide a minimum rating for a borrower to be considered for a loan. All corporate loan proposals with an internal rating of below BBB- are sent to our Credit Committee for its approval, which is constituted with a majority of non-executive directors. The following table sets forth a description of our internal rating grades:

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Grade	Definition
Investment grade (Internal ratings of BBB- and above)	Entities/obligations are judged to offer moderate to high safety with regard to timely payment of financial obligations.

Non-investment grade (Internal ratings of below BBB-)
Entities/obligations are judged to carry inadequate safety with regard to timely payment of financial obligations. An adverse change in circumstances is likely to lead to inadequate capacity to make payment on financial obligations.

At year-end fiscal 2011, our net non-investment grade loans constituted about 9% of our total net loans. We will include expanded disclosure substantially similar to the above discussion in future filings.

Controls and Procedures, page 65

11.      We note that as a result of the evaluation of your disclosure controls and procedures you identified certain areas where your processes and controls could be improved. Please tell us what areas you identified and describe the steps taken to improve them.

Response:

[**redacted**]

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Selected U.S. GAAP Financial Data, page 98

12.      Please revise your disclosure to present a measure of operating revenues. Refer to Item 3.A.2 of the Instructions to Form 20-F.

Response:

We have included selected income statement data as part of our “Operating results data” on page 95 of our Form 20-F for fiscal 2010 under Indian GAAP, which is our primary set of generally accepted accounting principles used. In future filings, we will also include the measure of operating revenues under U.S. GAAP in “Selected U.S. GAAP Financial Data”, similar to the “Operating profit before provisions” in our “Operating Results Data” section. For fiscal 2010, the measure of operating revenue is specified below.

“The operating profit before provisions under generally accepted accounting principles adopted in the United States was Rs. 99.63 billion for fiscal 2010 and Rs. 89.14 billion for fiscal 2009.”

Provisions for Restructured Loans and Non-performing Assets, page 119

13.      We note that you upgraded restructured loans totaling Rs. 33.5 billion based on payment history. We also note in the table above that the total amount of restructured loans at March 31, 2010 did not differ significantly from March 31, 2009. Please revise your disclosure to provide a roll forward of the balance of restructured loans for each period presented. This roll forward should present loans newly classified as restructured, loans transferred into the regular loan portfolio due to positive payment history or other factors, the balance of loans refinanced or paid off and the balance of provisions or charge-offs. A tabular presentation may be helpful. Please also present the average balance of restructured loans for each period.

Response:

On Page 76 of our Form 20-F for fiscal 2010, we have included the following discussion regarding our restructured standard loans:

“Gross restructured standard loans increased from Rs. 61.4 billion at year-end fiscal 2009 to Rs. 62.7 billion at year-end fiscal 2010. The increase in gross restructured loans includes the restructuring of loans aggregated Rs. 37.8 billion during fiscal 2010 and Rs. 11.1 billion during fiscal 2009, for certain borrowers experiencing stress in the services—non-finance and textiles industries. Upon restructuring, the Bank monitors the payment performance for a minimum period of 12 months from the first due date of repayment of principal and/or interest as per restructuring terms. Upon satisfactory performance, the restructured account is upgraded and removed from this category. We upgraded certain corporate borrower accounts in the oil and petrochemical sector, which aggregated to Rs. 33.5 billion during fiscal 2010, based on payment performance. There were no such upgrades in fiscal 2009. Our net restructured standard loans were Rs. 59.9 billion at year-end fiscal 2010 compared to Rs. 59.6 billion at year-end fiscal 2009.”

We will further enhance the table on page 119 of our Form 20-F for fiscal 2010 in future filings to include the roll-forward activity and average balance of restructured loans in a manner similar to the marked version below. The format of the proposed table is provided below with information for fiscal years 2009 and 2010; our Form 20-F for fiscal 2011 will include appropriate updates.

2011.08.12.10

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	~~At March 31,~~
	2009	2010	2010	~~2010/2009 % change~~
	(in millions~~, except percentages~~)
Opening balance (gross loans)	Rs.48,411	Rs.61,368	US$1,365
Add: Loans restructured during the year	11,048	37,833	842
Add: Increase in loans outstanding to previously restructured loans	2,986	349	8
Less: Loans upgraded to standard category during the year	–	(33,471)	(745)
Less: Loans downgraded to non-performing category during the year	(221)	(1,297)	(29)
Less: Recoveries during the year	(856)	(2,120)	(47)
Gross restructured loans	Rs.61,368	Rs.62,662	US$1,394	~~2.1~~	%
Provisions for restructured loans	(1,736)	(2,758)	(61)	~~58.9~~
Net restructured loans	Rs.59,632	Rs.59,904	US$1,333	~~0.5~~
Average balance of net restructured loans(1)	50,687	54,914	1,222
Gross customer assets	Rs.2,892,808	Rs.2,601,135	US$57,867	~~(10.1~~	)
Net customer assets	2,836,439	2,536,941	56,439	~~(10.6~~	)
Gross restructured loans as a percentage of gross customer assets	~~2.12~~2.1%	~~2.41~~2.4%
Net restructured loans as a percentage of net customer assets	~~2.10~~2.1%	~~2.36~~2.4%

(1)	The average balances are the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the year.

Related Party Transactions, page 159

14.      Please tell us if footnote (1) to the first two tables on page 162 is also meant to apply to the loans and advances shown in the third and fourth tables on the page. If so, revise future filings to so indicate. If not, provide us with the information required by Item 7.B.2 of Form 20-F and include that information in future filings.

Response:

We confirm that footnote (1) on page 162 of our Form 20-F for fiscal 2010 is also applicable to the loans and advances shown in the third and fourth tables. The first and second tables on page 162 represent the balance payable to and receivable from key management personnel and their close family members, respectively. Footnote (1) was inserted to clarify certain characteristics of these loans. Since the data in tables 3 and 4 was similar and only related to maximum balances payable or receivable during the period, footnote (1) was not specifically referenced to these tables. We will include an appropriate reference to footnote (1) in tables 3 and 4 in future filings.

2011.08.12.11

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Consolidated Financial Statements

Schedule 18

Significant Accounting Policies

Basis of Preparation, page F-23

15.      We note your disclosure that the financial statements of Comm Trade Services Limited and 3i Infotech Limited have not been consolidated in your Indian GAAP financial statements since your investment in and/or control of these companies is temporary in nature. Please tell us and revise your future filings as appropriate to address the following:

•	Tell us your ownership percentage in each of these entities and any changes to these percentages during the periods presented;

•
Describe in more detail the circumstances surrounding the temporary ownership in these entities. For example, discuss whether it is contractual, and if so why, for what periods, and the business purpose of the temporary relationships;

•	Tell us whether the temporary control ceased when expected and discuss whether you continue to have any involvement with either of these entities;

•
Clarify how Comm Trade Services is accounted for under U.S. GAAP. In this regard, we note your U.S. GAAP consolidation policy on page F-89 is unclear whether you consolidate this entity since it is not specifically mentioned as being part of the reconciling items, but the disclosure on page F-89 implies that it would be consolidated under U.S. GAAP despite the fact that control is intended to be temporary under Indian GAAP.

Response:

Under Indian GAAP, we considered the ownership of Comm Trade Services Limited (Comm Trade) and 3i Infotech Limited (3i Infotech) to be temporary as we held these ownership interests exclusively with a view to their subsequent disposal in the near future. We noted on page F-25 of our Form 20-F for fiscal 2010 that the financial statements of these entities have not been consolidated under Indian GAAP, since the investments in these companies are temporary in nature. Similarly, on page 245 of our Form 20-F for fiscal 2010, we noted that under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech) in which control is intended to be temporary. However under U.S. GAAP, entities in which control is expected to be temporary are not excluded from consideration of the consolidation and equity method accounting. Accordingly, we consolidated Comm Trade as a subsidiary and applied the equity method accounting to our investment in 3i Infotech in fiscal 2010 under U.S. GAAP.

The results of operations of these entities are immaterial to our consolidated profit under both Indian GAAP and U.S. GAAP. On page F-100 of our Form 20-F for fiscal 2010, we have disclosed that the profit attributable to us for 3i Infotech for the year ended March 31, 2010 amounted to Rs. 6.3 million. The net profit of Comm Trade in that year was a loss of Rs. 0.3 million. Hence, our share in the profit of these two entities constituted about 0.01% of our consolidated profit under Indian GAAP and about an equal percentage of net income under U.S. GAAP for fiscal 2010. We have disclosed our ownership in 3i Infotech on page F-100 of our Form 20-F for fiscal 2010. The ownership percentage in Comm Trade and 3i Infotech Limited is given below.

	March 31,
	2009	2010	2011
Comm Trade Services Limited	100%	100%	100%
3i Infotech Limited	39.5%	23.1%	20.3%

2011.08.12.12

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Currently, Comm Trade is not operating and is in liquidation proceedings. Accordingly, our ownership in Comm Trade has been considered temporary and not consolidated under Indian GAAP.

Our holding in 3i Infotech is held with the intent to sell and we are exploring opportunities to reduce our shareholding, subject to market conditions, including a sale to financial/strategic investors. We had given a commitment to the U.S. Federal Reserve Board that we will divest our shareholding in 3i Infotech below 5.0% to ensure compliance with the Bank Holding Company Act of 1956 within two years of the date that ICICI Bank establishes a branch in New York or within six months of the expiration of an initial lock-in period, whichever is later (i.e., March 2, 2010). The U.S. Federal Reserve Board has granted us a further extension to lower our stake to below 5.0%, to March 3, 2012.

Regarding the reconciling item arising from the application of the equity method accounting under U.S. GAAP for 3i Infotech, we will add disclosure with language similar to that set forth below in future filings:

“Under Indian GAAP, we have not consolidated 3i Infotech Limited in which our investment is intended to be temporary. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investment—equity method and joint venture”. Our holding in 3i Infotech is held with the intent to sell and we are exploring opportunities to reduce our shareholding, including a sale to financial/strategic investors.”

13. Investments, page F-33

16.       We note your disclosure that the Bank’s housing subsidiary classifies its investments as current investments and long-term investments and the related descriptions of the accounting methods followed for each. Please tell us how you concluded that these investments did not represent additional U.S. GAAP differences that should be discussed and accounted for in your U.S. GAAP reconciliation.

Response:

Our housing finance subsidiary accounts for its investment in accordance with the directions issued by National Housing Bank, which is the regulator for ICICI Home Finance and as required by Accounting Standard 13 on ‘Accounting for Investments’ as issued by the Institute of Chartered Accountants of India. Accordingly, ICICI Home Finance classifies its investments as current investments and long-term investments. Investments that are readily realizable and intended to be held for not more than a year are classified as current investments and are carried at the lower of cost and net realizable value. All other investments are classified as long-term investments, which are carried at cost. We have disclosed the basis of accounting for investments by ICICI Home Finance under Indian GAAP, on pages F-34 and F-35 of our Form 20-F for fiscal 2010.

ICICI Home Finance had a portfolio of investments of Rs. 12.78 billion at year-end fiscal 2010. This constituted about 0.7% of our total investments under Indian GAAP. Under Indian GAAP, ICICI Home Finance did not recognize any mark-to-market adjustment on its current investments in fiscal 2008, fiscal 2009 and fiscal 2010 as the cost of its current investments was lower than net realizable value in all these years. Under U.S. GAAP, the investments of ICICI Home Finance were classified under the available-for-sale category, except for securities of Rs. 513.8 million, which were classified as cost-method investments. Unrealized fair value gains/losses on these available-for-sale securities were recorded under other comprehensive income for U.S. GAAP. At year-end fiscal 2009 and 2010, the total mark-to-market impact recognized in other comprehensive income under U.S. GAAP was a loss of Rs. 23.7 million and Rs. 58.0 million respectively, which constituted an insignificant portion of our total stockholders’ equity of Rs. 485,847.2 million at March 31, 2009 and Rs. 523,062.8 million at March 31, 2010, respectively.

The above adjustment in U.S. GAAP has not resulted in any reconciling items in the net income reconciliation for all the years presented. However, the adjustment in U.S. GAAP did result in reconciling items in the reconciliation of stockholders’ equity appearing on page F-85 of our Form 20-F for fiscal 2010, which are included in item (d) therein. As this adjustment between Indian GAAP and U.S. GAAP was not significant, a separate discussion was not presented relating to item (d) in the reconciliation of stockholders’ equity.

2011.08.12.13

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17.      We note your disclosure that your general insurance subsidiary assesses at each balance sheet date whether there is any indication that any investment in equity units or mutual funds are impaired, and if so, the carrying value is reduced to the recoverable amount through the profit and loss account. However, we also note your disclosure that if there is any indication that a previously assessed impairment no longer exists, then the loss is reversed and the investment is restated to that extent. Please tell us how you concluded that this did not represent an additional U.S. GAAP difference since neither securities available-for-sale nor held-to-maturity under U.S. GAAP (ASC 320-10-35-34) shall reflect subsequent recoveries of fair value after an other than temporary impairment.

Response:

Under the guidelines issued by the Insurance Regulatory and Development Authority (IRDA) in India, our general insurance subsidiary assesses at each balance sheet date whether there is any indication that any investments in equity units or mutual funds are impaired. If any impairment is determined to have occurred in any investment, the carrying value of such investment is reduced to the recoverable amount and the impairment loss is recognized in the profit and loss account. Subsequently, if at the balance sheet date there is any indication that a previously assessed impairment loss no longer exists, then such loss is reversed through the profit and loss account and the investment is restated to that extent.

However, under U.S. GAAP, any subsequent recoveries in the fair value of equity units or mutual funds, classified under available-for-sale or held-to-maturity, are not reflected in the profit and loss account. Hence, an accounting difference exists between the U.S. GAAP and Indian GAAP approaches. During fiscal 2008, fiscal 2009 and fiscal 2010, our general insurance subsidiary recorded impairments of Rs. 47.5 million, Rs. 435.2 million and nil, respectively, both under Indian GAAP and U.S. GAAP. During these same periods, no previously recognized impairment was reversed under Indian GAAP through profit and loss. Therefore, there was no reconciliation difference between Indian GAAP and U.S. GAAP.

Schedules Forming Part of the Consolidated Financial Statements

9. Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC), page F-65

18.      We note that the number of accounts securitized materially increased during the period ended March 31, 2010 but the value of such accounts did not appear to increase in the same proportion. Please revise your disclosure to specifically discuss this trend. Clarify if there has been a change in the type of loans securitized, why you believe this change has occurred and whether you expect this trend to continue in the future. Discuss any changes in your reasons for utilizing securitizations as opposed to another funding source.

Response:

The aggregate value of loans (net of provision) sold by the Bank to asset reconstruction companies during fiscal 2010 was about 0.26% and 0.34% of our total net loans at March 31, 2009 and 2010, respectively, under Indian GAAP. The Bank transfers its non-performing assets to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass-through instruments issued by such asset reconstruction companies, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. As described on page F-87 and F-88 of our Form 20-F for fiscal 2010, these transfers do not qualify as sales under U.S. GAAP. In fiscal 2008 and fiscal 2009, the Bank primarily sold mortgage loans to the asset reconstruction companies, and in fiscal 2010, the Bank primarily sold a larger number of small value personal loans and vehicle loans. The book value relating to the fiscal 2010 sales of these small value personal and vehicle loans, net of provisions, is much lower than the net book value of mortgage loans sold in previous periods, because of higher provisioning carried on these loans. We do not treat these securitizations as a funding source as the loans are primarily sold in exchange for pass-through instruments. These loans are transferred as a part of our strategy for the recovery of non-performing loans. We will include expanded disclosure similar to the above discussion within “Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC)” in our future filings.

2011.08.12.14

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Until fiscal 2009, such sales in the Indian market predominantly consisted of mortgage loans. In fiscal 2010, asset reconstruction companies showed interest in buying other products as well, due to which we were able to sell personal loans and vehicle loans in that year. Further, due to market interest, we were able to sell another asset class of non-performing assets, i.e., credit card receivables in fiscal 2011. Our ability to sell different portfolios of non-performing loans in the future will depend, among other factors, upon the continued interest of the asset reconstruction companies in purchasing these portfolios.

15. Derivatives, page F-68

19.      Please tell us, and consider expanding disclosure in future filings, to disclose in more detail how the “credit exposure” column is calculated for trading and hedging derivatives disclosed on page F-69.

Response:

We compute credit exposure on interest rate and currency derivative transactions (both trading and hedging), other than contracts with an original maturity of less than or equal to 14 days, using the Current Exposure Method according to Reserve Bank of India guidelines, which is arrived at by adding up the positive mark-to-market values and the potential future exposure of these contracts. According to the Reserve Bank of India guidelines, the potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 0.5% to 15%, according to the type of contract and residual maturity of the instrument. The credit exposure for a single currency floating/floating interest rate swaps and options sold is calculated based on a positive mark-to-market value of these instruments. The credit exposure for unfunded credit derivatives is computed as the total of outstanding notional of the contract and positive mark-to-market value. The credit exposure for equity futures and options is computed based on the market value and open quantity of the contracts at the balance sheet date. We will include expanded disclosure similar to the above discussion in future filings.

22. Differences between Indian GAAP and US GAAP, page F-84

20.      We note several items that may be reconciling items in your statement of cash flows as prepared under Indian GAAP. These include, but are not limited to, classification of cash equivalents as such when they have maturities over 90 days, classification of changes in borrowings, investments and deposits as operating cash flows. Please either revise future filings to provide a reconciliation of your statement of cash flows from Indian GAAP to U.S. GAAP or tell us how you concluded such statement was not necessary as the differences were not material to any period presented.

Response:

According to item 17.c.2.iii of Instructions to Form 20-F, a registrant is required to provide a statement of cash flows prepared in accordance with generally accepted accounting principles in the United States or with International Accounting Standard No. 7, as amended in October 1992, or provide a quantified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States.

We prepare our cash flow statement in accordance with the Accounting Standard 3 (AS 3) on “Cash Flow Statements”, issued by the Institute of Chartered Accountants of India (ICAI). Indian GAAP provisions are in line with International Accounting Standard No. 7 (IAS 7) regarding the preparation of statement of cash flows. A comparison of some key features of the AS 3 and IAS 7 has been discussed below.

Sr. No.	Indian Accounting Standard (AS 3)	International Financial Reporting Standard (IAS 7)
1	Definitions AS 3.5 Cash comprises cash on hand and demand deposits	Definitions IAS 7.6 Cash comprises cash on hand and demand

2011.08.12.15

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with banks.

Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Cash flows are inflows and outflows of cash and cash equivalents.

Operating activities are the principal revenue-producing activities of the enterprise and other activities that are not investing or financing activities.

Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents.

Financing activities are activities that result in changes in the size and composition of the owners’ capital (including preference share capital in the case of a company) and borrowings of the enterprise.

deposits.

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Cash flows are inflows and outflows of cash and cash equivalents.

Operating activities are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities.

Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents.

Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the entity.

2
Presentation of a Cash Flow Statement

AS 3.8

The cash flow statement should report cash flows during the period classified by operating, investing and financing activities.

AS 3.9

An enterprise presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business. Classification by activity provides information that allows users to assess the impact of those activities on the financial position of the enterprise and the amount of its cash and cash equivalents. This information may also be used to evaluate the relationships among those activities.

Presentation of a statement of cash flows

IAS 7.10

The statement of cash flows shall report cash flows during the period classified by operating, investing and financing activities.

IAS 7.11

An entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business. Classification by activity provides information that allows users to assess the impact of those activities on the financial position of the entity and the amount of its cash and cash equivalents. This information may also be used to evaluate the relationships among those activities.

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3
Operating Activities

AS 3.11

The amount of cash flows arising from operating activities is a key indicator of the extent to which the operations of the enterprise have generated sufficient cash flows to maintain the operating capability of the enterprise, pay dividends, repay loans and make new investments without recourse to external sources of financing. Information about the specific components of historical operating cash flows is useful, in conjunction with other information, in forecasting future operating cash flows.

AS 3.12

Cash flows from operating activities are primarily derived from the principal revenue-producing activities of the enterprise. Therefore, they generally result from the transactions and other events that enter into the determination of net profit or loss.

Operating activities

IAS 7.13

The amount of cash flows arising from operating activities is a key indicator of the extent to which the operations of the entity have generated sufficient cash flows to repay loans, maintain the operating capability of the entity, pay dividends and make new investments without recourse to external sources of financing. Information about the specific components of historical operating cash flows is useful, in conjunction with other information, in forecasting future operating cash flows.

IAS 7.14

Cash flows from operating activities are primarily derived from the principal revenue-producing activities of the entity. Therefore, they generally result from the

Examples of cash flows from operating activities are:

(a) cash receipts from the sale of goods and the rendering of services;

(b) cash receipts from royalties, fees, commissions and other revenue;

(c) cash payments to suppliers for goods and services;

(d) cash payments to and on behalf of employees;

(e) cash receipts and cash payments of an insurance enterprise for premiums and claims, annuities and other policy benefits;

(f) cash payments or refunds of income taxes unless they can be specifically identified with financing and investing activities; and

(g) cash receipts and payments relating to futures contracts, forward contracts, option contracts and swap contracts when the contracts are held for dealing or trading purposes.

AS 3.14

An enterprise may hold securities and loans for dealing or trading purposes, in which case they are similar to inventory acquired specifically for resale. Therefore, cash flows arising from the purchase and sale of dealing or trading securities are classified as operating activities. Similarly, cash advances and loans made by financial enterprises are usually classified as operating activities since they relate to the main revenue-producing activity of that enterprise.
transactions and other events that enter into the determination of profit or loss.

Examples of cash flows from operating activities are:

(a) cash receipts from the sale of goods and the rendering of services;

(b) cash receipts from royalties, fees, commissions and other revenue;

(c) cash payments to suppliers for goods and services;

(d) cash payments to and on behalf of employees;

(e) cash receipts and cash payments of an insurance entity for premiums and claims, annuities and other policy benefits;

(f) cash payments or refunds of income taxes unless they can be specifically identified with financing and investing activities; and

(g) cash receipts and payments from contracts held for dealing or trading purposes.

IAS 7.15

An entity may hold securities and loans for dealing or trading purposes, in which case they are similar to inventory acquired specifically for resale. Therefore, cash flows arising from the purchase and sale of dealing or trading securities are classified as operating activities. Similarly, cash advances and loans made by financial institutions are usually classified as operating activities since they relate to the main revenue-producing activity of that entity.

2011.08.12.17

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4
Investing Activities

AS 3.15

The separate disclosure of cash flows arising from investing activities is important because the cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows.

Examples of cash flows arising from investing activities are:

(a) cash payments to acquire fixed assets (including intangibles). These payments include those relating to capitalised research and development costs and self-constructed fixed assets;

(b) cash receipts from disposal of fixed assets (including intangibles);

(c) cash payments to acquire shares, warrants or debt instruments of other enterprises and interests in joint ventures (other than payments for those instruments considered to be cash equivalents and those held for dealing or trading purposes);

(d) cash receipts from disposal of shares, warrants or debt instruments of other enterprises and interests in joint ventures (other than receipts from those instruments considered to be cash equivalents and those held for dealing or trading purposes);

(e) cash advances and loans made to third parties (other than advances and loans made by a financial enterprise);

(f) cash receipts from the repayment of advances and loans made to third parties (other than advances and loans of a financial enterprise);

(g) cash payments for futures contracts, forward contracts, option contracts and swap contracts except when the contracts are held for dealing or trading purposes, or the payments are classified as financing activities; and

(h) cash receipts from futures contracts, forward contracts, option contracts and swap contracts except when the contracts are held for dealing or trading purposes, or the receipts are classified as financing activities.

Investing activities

IAS 7.16

The separate disclosure of cash flows arising from investing activities is important because the cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.

Examples of cash flows arising from investing activities are:

(a) cash payments to acquire property, plant and equipment, intangibles and other long-term assets. These payments include those relating to capitalised development costs and self-constructed property, plant and equipment;

(b) cash receipts from sales of property, plant and equipment, intangibles and other long-term assets;

(c) cash payments to acquire equity or debt instruments of other entities and interests in joint ventures (other than payments for those instruments considered to be cash equivalents or those held for dealing or trading purposes);

(d) cash receipts from sales of equity or debt instruments of other entities and interests in joint ventures (other than receipts for those instruments considered to be cash equivalents and those held for dealing or trading purposes);

(e) cash advances and loans made to other parties (other than advances and loans made by a financial institution);

(f) cash receipts from the repayment of advances and loans made to other parties (other than advances and loans of a financial institution);

(g) cash payments for futures contracts, forward contracts, option contracts and swap contracts except when the contracts are held for dealing or trading purposes, or the payments are classified as financing activities; and

(h) cash receipts from futures contracts, forward contracts, option contracts and swap contracts except when the contracts are held for dealing or trading purposes, or the receipts are classified as financing activities.

2011.08.12.18

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5
Financing Activities

AS 3.17

The separate disclosure of cash flows arising from financing activities is important because it is useful in predicting claims on future cash flows by providers of funds (both capital and borrowings) to the enterprise.

Examples of cash flows arising from financing activities are:

(a) cash proceeds from issuing shares or other similar instruments;

(b) cash proceeds from issuing debentures, loans, notes, bonds, and other short- or long-term borrowings; and

(c) cash repayments of amounts borrowed.

Financing activities

IAS 7.17

The separate disclosure of cash flows arising from financing activities is important because it is useful in predicting claims on future cash flows by providers of capital to the entity.

Examples of cash flows arising from financing activities are:

(a) cash proceeds from issuing shares or other equity instruments;

(b) cash payments to owners to acquire or redeem the entity’s shares;

(c) cash proceeds from issuing debentures, loans, notes, bonds, mortgages and other short-term or long-term borrowings;

(d) cash repayments of amounts borrowed; and

(e) cash payments by a lessee for the reduction of the outstanding liability relating to a finance lease.

6
Reporting Cash Flows from Operating Activities

AS 3.18

An enterprise should report cash flows from operating activities using either:

(a) the direct method, whereby major classes of gross cash receipts and gross cash payments are disclosed; or

(b) the indirect method, whereby net profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Reporting cash flows from operating activities

IAS 7.18

An entity shall report cash flows from operating activities using either:

(a) the direct method, whereby major classes of gross cash receipts and gross cash payments are disclosed; or

(b) the indirect method, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

7
Reporting Cash Flows from Investing and Financing Activities

AS 3.21

An enterprise should report separately major classes of gross cash receipts and gross cash payments arising from investing and financing activities, except to the extent that cash flows described in paragraphs 22 and 24 are reported on a net basis.

Reporting cash flows from investing and financing activities

IAS 7.21

An entity shall report separately major classes of gross cash receipts and gross cash payments arising from investing and financing activities, except to the extent that cash flows described in paragraphs 22 and 24 are reported on a net basis.

8
Reporting Cash Flows on a Net Basis

AS 3.22

Cash flows arising from the following operating, investing or financing activities may be reported on a net basis:

(a) cash receipts and payments on behalf of customers when the cash flows reflect the activities of the customer rather than those of the enterprise; and

(b) cash receipts and payments for items in which the turnover is quick, the amounts are large, and the

Reporting cash flows on a net basis

IAS 7.22

Cash flows arising from the following operating, investing or financing activities may be reported on a net basis:

(a) cash receipts and payments on behalf of customers when the cash flows reflect the activities of the customer rather than those of the entity; and

(b) cash receipts and payments for items in which the turnover is quick, the amounts are large, and

2011.08.12.19

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maturities are short.

AS 3.24

Cash flows arising from each of the following activities of a financial enterprise may be reported on a net basis:

(a) cash receipts and payments for the acceptance and repayment of deposits with a fixed maturity date;

(b) the placement of deposits with and withdrawal of deposits from other financial enterprises; and

(c) cash advances and loans made to customers and the repayment of those advances and loans.
the maturities are short.

IAS 7.24

Cash flows arising from each of the following activities of a financial institution may be reported on a net basis:

(a) cash receipts and payments for the acceptance and repayment of deposits with a fixed maturity date;

(b) the placement of deposits with and withdrawal of deposits from other financial institutions; and

(c) cash advances and loans made to customers and the repayment of those advances and loans.

9
Extraordinary Items

AS 3.28

The cash flows associated with extraordinary items should be classified as arising from operating, investing or financing activities as appropriate and separately disclosed.
No such guidance
10
Interest and Dividends

AS 3.30

Cash flows from interest and dividends received and paid should each be disclosed separately. Cash flows arising from interest paid and interest and dividends received in the case of a financial enterprise should be classified as cash flows arising from operating activities. In the case of other enterprises, cash flows arising from interest paid should be classified as cash flows from financing activities while interest and dividends received should be classified as cash flows from investing activities. Dividends paid should be classified as cash flows from financing activities.

AS 3.32

Interest paid and interest and dividends received are usually classified as operating cash flows for a financial enterprise. However, there is no consensus on the classification of these cash flows for other enterprises. Some argue that interest paid and interest and dividends received may be classified as operating cash flows because they enter into the determination of net profit or loss. However, it is more appropriate that interest paid and interest and dividends received are classified as financing cash flows and investing cash flows respectively, because they are cost of obtaining financial resources or returns on investments.

AS 3.33
Some argue that dividends paid may be classified .

Interest and dividends

IAS 7.31

Cash flows from interest and dividends received and paid shall each be disclosed separately. Each shall be classified in a consistent manner from period to period as either operating, investing or financing activities.

IAS 7.33

Interest paid and interest and dividends received are usually classified as operating cash flows for a financial institution. However, there is no consensus on the classification of these cash flows for other entities. Interest paid and interest and dividends received may be classified as operating cash flows because they enter into the determination of profit or loss. Alternatively, interest paid and interest and dividends received may be classified as financing cash flows and investing cash flows respectively, because they are costs of obtaining financial resources or returns on investments.

IAS 7.34

Dividends paid may be classified as a financing cash flow because they are a cost of obtaining financial resources. Alternatively, dividends paid may be classified as a component of cash flows from operating activities in order to assist users to determine the ability of an entity to pay dividends out of operating cash flows.

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as a component of cash flows from operating activities in order to assist users to determine the ability of an enterprise to pay dividends out of operating cash flows. However, it is considered more appropriate that dividends paid should be classified as cash flows from financing activities because they are cost of obtaining financial resources
11
Cash and Cash Equivalents

AS 3.6

Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent, it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition. Investments in shares are excluded from cash equivalents unless they are, in substance, cash equivalents; for example, preference shares of a company acquired shortly before their specified redemption date (provided there is only an insignificant risk of failure of the company to repay the amount at maturity).

AS 3.7

Cash flows exclude movements between items that constitute cash or cash equivalents because these components are part of the cash management of an enterprise rather than part of its operating, investing and financing activities. Cash management includes the investment of excess cash in cash equivalents.

Cash and cash equivalents

IAS 7.7

Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition. Equity investments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

IAS 7.9

Cash flows exclude movements between items that constitute cash or cash equivalents because these components are part of the cash management of an entity rather than part of its operating, investing and financing activities. Cash management includes the investment of excess cash in cash equivalents.

12
Appendix II

Cash Flow Statement for a Financial Enterprise

Deposits from customers, short-term funds, funds advanced to customers, net increase in credit card receivables, short-term securities are classified under operating activities.

Proceeds from sales of permanent investments and purchase of permanent investments are classified under Investing activities.

Repayment of long-term borrowings and net decrease in other borrowings are classified under financing activities.

Appendix B

Cash flow statement for a financial institution

Deposits from customers, short-term funds, funds advanced to customers, net increase in credit card receivables, short-term securities are classified under operating activities.

Proceeds from sales of non dealing securities and purchase of non dealing securities, purchase of property, plant and securities are classified under Investing activities.

Repayment of long-term borrowings and net decrease in other borrowings are classified under financing activities.

Regarding the classification of cash and cash equivalents, paragraph 9 of IAS 7 provides that cash flows exclude movements between items that constitute cash or cash equivalents because these components are part of the cash management of an entity rather than part of its operating, investing and financing activities. Cash management includes the investment of excess cash in cash equivalents. The items included in our cash and cash equivalents are

2011.08.12.21

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primarily a part of our cash management. We have additionally provided separate disclosure on page F-60 of our Form 20-F on cash and cash equivalents with maturities greater than 90 days.

Regarding the classification of changes in borrowings, investments and deposits as operating cash flows, we refer to paragraph 15 of IAS 7, which states that an entity may hold securities and loans for dealing or trading purposes, in which case they are similar to inventory acquired specifically for resale. Therefore, cash flows arising from the purchase and sale of dealing or trading securities are classified as operating activities. Similarly, cash advances and loans made by financial institutions are usually classified as operating activities since they relate to the main revenue-producing activity of that entity.

Thus, the changes in assets or liabilities, which an entity deals with in its normal course of business, and which relate to the main revenue-producing activity of an entity, are normally classified under cash flows from operating activities. The investments that we have classified under cash flows from operating activities include our held-for-trading and available-for-sale securities under Indian GAAP, because dealing in securities is part of our normal business activities as a financial institution. Changes in held-to-maturity securities are classified under cash flows from investing activities. Similarly, while our long-term borrowings raised through the issuance of bonds and subordinated debt are classified under cash flows from financing activities, changes in other borrowings are classified under cash flows from operating activities. Acceptance of deposits from customers is a core banking activity and as such changes in customer deposits are classified under cash flows from operating activities. Appendix B of IAS 7 also recognizes ‘deposits from customers’ as part of the operating liabilities under ‘net cash from operating activities’ in the cash flow statement for a financial institution.

Accordingly, on page F-82 of our Form 20-F, we have disclosed that the cash flow statement is in compliance with the requirements of IAS 7-Cash Flow Statements. Therefore, we believe that we are in compliance with item 17.c.2.iii of Instructions to Form 20-F relating to statement of cash flows, and that no revision to future filings is necessary.

21.      In future filings, to the extent that more than one reconciling item is included within a line item to the U.S. GAAP reconciliation, please separately quantify and discuss each reconciling item. For example, the line item for amortization of fees and costs includes loan origination fees, retirement benefit cost, and carried interest, but it is unclear how much of the adjustment relates to each. Additionally, to the extent multiple items affect a line item and are discussed in the notes, please ensure the amounts can be reconciled to the U.S. GAAP reconciliation. For example, we note that for note (c) on consolidation, you have two tables showing the reconciling items relating to each of the insurance subsidiaries, but the Indian GAAP – U.S. GAAP differences on those tables do not reconcile to the net income reconciliation on page F-84.

Response:

In preparing our disclosures related to U.S. GAAP reconciling items, we identify and discuss the material components of the reconciling items. The reconciling item of amortization of fees and costs was discussed on page F-93 of our Form 20-F for fiscal 2010. As specified in this disclosure, the reconciling item relates to the different accounting treatment for loan origination fees and costs and retirement benefit costs between U.S. GAAP and Indian GAAP. The reconciling amount of Rs. (8,651.6) million in net income reconciliation for fiscal 2010 comprised Rs. (8,235.7) million relating to loan origination fees and costs, Rs. (208.6) million relating to retirement benefit costs and Rs. (207.3) million relating to amortization of other expense. For fiscal 2009, the reconciling amount of Rs. (5,010.6) million in net income reconciliation comprised of Rs. (5,968.8) million relating to loan origination fees and costs, Rs. 903.5 million relating to retirement benefit costs and Rs. 54.7 million relating to other expense amortization.

The reconciling item of consolidation was discussed on page F-89 of our Form 20-F for fiscal 2010, which mentions that the differences in account of consolidation are primarily on account of consolidation of insurance subsidiaries, equity affiliates and majority owned subsidiaries and consolidation of variable interest entities. The difference on account of insurance subsidiaries was given on pages F-89 through page F-93 of our Form 20-F for fiscal 2010. The difference due to equity affiliates was discussed on pages F-99 and F-100 of our Form 20-F for fiscal 2010.

2011.08.12.22

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For both the reconciling items discussed above, while we have disclosed the material items affecting the reconciling amounts, we will enhance our disclosures in future filings to provide a break-up of the reconciling amounts pertaining to these multiple items. Further, we will enhance our disclosures on other reconciling line items in our net income reconciliation in future filings. We will include expanded disclosure similar to the below discussion in future filings.

(i)      Business combinations – An extract similar to that below will be inserted at the end of our discussion on this line item in our future filings (refer to page F-88 in our Form 20-F for fiscal 2010):

“The following table sets forth, for the periods indicated, the differences in net income arising from accounting for business combinations under Indian GAAP and U.S. GAAP:

Reconciling items	2008	2009	2010
	Rs. in millions
Amortization of intangibles	(732.4)	(732.4)	(732.4)
Others	(35.1)	(94.1)	122.6
Total differences in business combinations	(767.5)	(826.5)	(609.8)

(ii)  Consolidation – An extract similar to that below will be inserted at the end of our discussion on this line item in our future filings (refer to page F-89 in our Form 20-F for fiscal 2010):

“The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP:

Reconciling items	2008	2009	2010
	Rs. in millions
Profit/(loss) as per US GAAP for insurance subsidiaries	(5,177.8)	(7,089.1)	12,424.1
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	(12,921.9)	(7,560.7)	4,019.0
Net reconciliation difference for insurance subsidiaries	7,744.1	471.6	8,405.1
Of the above, profit/(loss) attributable to the Group	5,720.5	341.0	6,126.7
Equity affiliates and majority owned subsidiaries	447.4	798.5	496.1
Consolidation of variable interest entities	–	–	(22.7)
Total differences in consolidation	6,167.9	1,139.5	6,600.1

(iii)  Amortization of fees and costs – An extract similar to that below will be inserted at the end of our discussion on this line item in our future filings (refer to page F-93 in our Form 20-F for fiscal 2010):

“The following table sets forth, for the periods indicated, the differences in net income arising from accounting for amortization of fees and costs under Indian GAAP and U.S. GAAP:

Reconciling items	2008	2009	2010
	Rs. in millions
Loan origination fees and costs	(5,619.4)	(5,968.8)	(8,235.7)
Retirement benefit costs	711.2	903.5	(208.6)
Amortization of other costs	65.8	54.7	(207.3)
Total differences in amortization of fees and costs	(4,842.4)	(5,010.6)	(8,651.6)

2011.08.12.23

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a) Allowance for Loan Losses, page F-86

22.      Please revise your disclosure to expand your discussion to specifically describe how you determine your reconciling item related to impaired loans that were not restructured. Please also revise your disclosure to explain why this adjustment has been growing smaller in more recent years, and caused a favorable reconciling item during 2010.

Response:

We refer to our discussion relating to allowance for loan losses on pages F-86 through F-88 of our Form 20-F for fiscal 2010, where we discussed in detail the methodology for determining impaired loans and the guidelines relating to the determination of the reconciling item of ‘allowance for loan losses’ under Indian GAAP and U.S. GAAP. As reflected in that discussion, under Indian GAAP, the classification of loans as ‘standard’, ‘sub-standard’, ‘doubtful’ and loss assets, is predominantly governed by Reserve Bank of India guidelines. Under U.S. GAAP, “other impaired loans” represent loans other than restructured loans, which qualify for impairment under FASB ASC Subtopic 310-10, “Receivables Overall”.

As discussed on page F-88 of our Form 20-F for fiscal 2010, the differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, result in timing differences in the recognition of such losses. The favorable impact on allowances under U.S. GAAP for the year ended March 31, 2010 is primarily due to these timing differences.

The primary reason for the differences in provision on “other impaired loans” in fiscal 2009 and 2010 was the provisions for our smaller balance, homogenous loans. As we discussed on pages F-86 and F-87 of our Form 20-F for fiscal 2010, the provisions for these loans under Indian GAAP are based on a “days-past-due” method, while under U.S. GAAP the allowance for loan losses attributed to these loans is established through a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis.

During fiscal  2008 and fiscal 2009, the Bank experienced high additions in its non-performing smaller balance, homogenous loans. This resulted in higher loan loss allowances under U.S. GAAP in those years as compared to Indian GAAP due to differences in provisioning methodology. During fiscal 2010, the additions to non-performing loans in our retail portfolio were lower in comparison to fiscal 2009. Due to the age of previously classified non-performing loans, the provision requirement under Indian GAAP has been increasing from fiscal 2008 onwards; however the allowances under U.S. GAAP have already been made in previous periods based on estimated probable losses and those estimates of probable losses have not increased as significantly in recent periods.

We will include a similar explanation in future filings, with appropriate modifications to reflect the reasons applicable in a particular year.

23.      You disclose on page F-36 that your foreign bank subsidiaries classify a loan as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. This appears to differ somewhat from US GAAP requirements for determining when a loan is impaired. We note that you have identified a U.S. GAAP difference related to the provision for loans classified as other impaired under U.S. GAAP but it is unclear whether any of the difference relates to differences in conclusions as to whether a loan is impaired under U.S. GAAP and Indian GAAP, or solely due to methodology differences under the two accounting standards. We also note that there may be some differences in classification between restructured loans under Indian GAAP and troubled debt restructurings under U.S. GAAP. Please advise, and revise future filings as appropriate to clarify whether more than one factor drives the reconciling item.

Response:

We have discussed the reconciling item relating to allowance for loan losses on pages F-86 through F-88 of our Form 20-F for fiscal 2010. With regards to the difference related to the provision for loans classified as “other impaired loans” under U.S. GAAP, the difference related to the provisions for loans classified as impaired arises

2011.08.12.24

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from both differences in conclusions as to whether a loan is impaired under U.S. GAAP and Indian GAAP, and methodology differences between the two accounting standards. As specified below, our existing disclosure in relation to troubled debt restructurings and other impaired loans clarifies that there is more than one factor driving the reconciling items:

(a)      As mentioned in the section “Allowance for loan losses” on pages F-86 through F-88 of our Form 20-F for fiscal 2010, the identification of loans as impaired under Indian GAAP is primarily based on the number of days that the interest or principal on a loan remains past due. However, under U.S. GAAP, the “other impaired loans” line item represents loans other than restructured loans, which qualify for impairment as per FASB ASC Subtopic 310-10, “Receivables Overall”. Also, under U.S. GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are evaluated on the basis of the borrower’s overall financial condition, resources and payment record and the realizable value of any collateral. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral.

Therefore, there are differences in conclusions as to whether a loan is impaired under U.S. GAAP and Indian GAAP.

(b)      The difference related to the provision for loans classified as other impaired loans under U.S. GAAP is also due to methodology differences under the two accounting standards, as was discussed in pages F-86 through F-88 of our Form 20-F for fiscal 2010. Specifically:

(i)        On page F-86 of our Form 20-F for fiscal 2010, the method of calculating provisions (which are primarily rule-based provisions) under Reserve Bank of India norms was discussed for Indian GAAP, while for U.S. GAAP, page F-87 of our Form 20-F for fiscal 2010 notes that the estimate of impairment considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral.

(ii)       On page F-86 of our Form 20-F for fiscal 2010, the method of calculating provisions (which are primarily rule-based provisions) under Reserve Bank of India norms was discussed for Indian GAAP, while for U.S. GAAP, page F-87 of our Form 20-F for fiscal 2010 notes that each portfolio of smaller balance homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established through a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis.

(iii)      On page F-86 of our Form 20-F for fiscal 2010, the method of calculating provisions (which are primarily rule-based provisions) under Reserve Bank of India norms was discussed for Indian GAAP, while for U.S. GAAP, page F-87 of our Form 20-F for fiscal 2010 notes that the allowances on the performing portfolios are based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolios are established after considering historical and projected default rates and loss severities.

(c)      With regards to the differences in classification between restructured loans under Indian GAAP and troubled debt restructurings under U.S. GAAP, the classification primarily differs with respect to upgrades in the classification of loans. As discussed on pages 76 and F-87 of our Form 20-F for fiscal 2010, under Indian GAAP, with respect to standard and non-performing loan accounts subjected to restructuring, the account is upgraded to our standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms. However, the process of upgrading the classification of loans under U.S. GAAP is not rule-based and the timing of such upgrades may differ across individual loans. The discussion on page F-87 of our Form 20-F for fiscal 2010 also mentions that under U.S. GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at contracted interest rates, unlike Indian GAAP, under which the original and restructured cash flows are discounted at the current estimated lending rate.

Therefore, we submit that the existing disclosures in relation to troubled debt restructurings and other impaired loans appropriately clarify that there is more than one factor driving the reconciling items. We will further re-organize our existing disclosure similar to that below.

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Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i)  Differences in the discount rates and cash flows used for computing allowances created on restructured assets, including allowances on certain loans transferred to an asset reconstruction company not accounted for as a sale under U.S. GAAP.

ii)     Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” under U.S. GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP.

iii)    Allowances for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under U.S. GAAP as compared to prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP.

Under U.S. GAAP, the impaired loans portfolio is classified into restructured loans and other impaired loans. Restructured loans represent loans whose terms relating to interest and installment payments have been modified and qualify as troubled debt restructurings as defined in FASB ASC Subtopic 310-40, “Troubled Debt Restructurings by Creditors”. Other impaired loans represent loans other than restructured loans, which qualify for impairment as per FASB ASC Subtopic 310-10, “Receivables Overall”.

Allowances on restructured loans

Under Indian GAAP, until August 27, 2008, a provision equal to the difference between the present value of the future interest under the original loan agreement and the present value of the future interest under the rescheduled terms was required to be made at the time of restructuring. For loans restructured after August 27, 2008, the provision is equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the Bank’s Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. With effect from July 1, 2010, the Benchmark Prime Lending Rate has been replaced with the Base Rate. Consequently for loans restructured after June 30, 2010, the discounting rate comprises the aggregate of the Bank’s Base Rate as on the date of the restructuring, the appropriate term premium and the credit risk premium for the borrower category on the date of restructuring.

Under U.S. GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at originally contracted interest rates, unlike Indian GAAP, under which the original and restructured cash flows are discounted at the current estimated lending rate. Allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan.

Under Indian GAAP, in respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms. However, the process of up-gradation under U.S. GAAP is not rule-based and the timing of up-gradation may differ across individual loans.

Allowances on other impaired loans

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The difference related to the provision for loans classified as other impaired under U.S. GAAP arises from differences in conclusions as to whether loans are impaired and due to a difference in methodology applied to calculate the allowance for loan losses under U.S. GAAP and Indian GAAP.

Under Indian GAAP, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 10.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are ab-initio unsecured. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be written off or provided for.

Under U.S. GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are evaluated on the basis of borrower’s overall financial condition, resources and payment record and the realizable value of any collateral. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral. Each portfolio of smaller balance homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans is evaluated for impairment in the aggregate. The allowance for loan losses attributed to these loans is established through a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analyses.

Allowances on performing loans

Under U.S. GAAP, the allowances on the performing portfolios are based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolios are established after considering historical and projected default rates and loss severities.

Under Indian GAAP, the allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. Until November 2008, a general provision ranging from 0.25% to 2.0% was required across various portfolios of standard loans. In November 2008, the Reserve Bank of India changed the provisioning requirement for standard assets to a uniform rate of 0.4% for all standard assets except direct advances to agricultural and the Small and Medium Enterprise sectors, which continued to attract a provisioning requirement of 0.25%. The revised standards were effective prospectively, but the existing provisions held by banks could not be reversed. In November 2009, the Reserve Bank of India increased the provisioning requirement for standard assets in the commercial real estate sector to 1.0%. In March 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 1.0% on (i) loans for infrastructure projects where the date of commencement of commercial operation has been extended beyond two years, for the extended period beyond the two years; and (ii) for non-infrastructure loans where the date of commencement of commercial operations has been extended beyond six months from the original date of commencement of commercial operation, for the extended period beyond the six months. From December 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 2.0% on housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan, after which the rates are reset at higher rates.

The Group transfers certain impaired loans to borrower specific funds/trusts managed by asset reconstruction companies in exchange for security receipts issued by the funds/trusts, as part of the strategy for resolution of non-performing assets. The funds/trusts have been set up by the asset reconstruction companies under enacted debt recovery legislation in India and they aim to improve the recoveries of banks on non-performing assets by aggregating lender interests and speeding up the enforcement of security interests by lenders. While under Indian GAAP, such transfers are recognized as a sale, under U.S. GAAP these transfers are not recognized as a sale due to the following reasons:

• Certain transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”.

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• Certain transfers qualify for sale accounting but were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”. The funds/trusts to which these loans have been transferred are variable interest entities within the definition contained in ASC Subtopic 810-10. As the Bank is the ‘Primary Beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities.

The following table sets forth, for the periods indicated, the difference in aggregate allowances for loan losses between Indian GAAP and U.S. GAAP as attributable to the aforementioned reconciling items.

Reconciling items	Year ended March 31,
	2008	2009	2010
	Rs. in millions
Differences due to provisions on restructured loans, including those classified as troubled debt restructuring under U.S. GAAP (includes loans transferred to asset reconstruction company)	1,487.9	1,665.9	2,613.2
Differences due to provisions on loans classified as other impaired under U.S. GAAP(1)	(6,526.5)	(4,057.2)	2,204.2
Differences due to provisions created on performing assets	633.9	(1,226.4)	429.2
Total difference in allowance for loan losses	(4,404.7)	(3,617.7)	5,246.6

(1) Includes provision on smaller balance homogenous loans.

The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, results in timing differences in the recognition of such losses. The favorable impact on allowances under U.S. GAAP for the year ended March 31, 2010 is primarily due to these timing differences. The primary reason for differences in provisions on other impaired loans in fiscal 2009 and 2010 was the provision on our smaller balance, homogenous loans. During fiscal 2008 and fiscal 2009, the Bank experienced high additions in its non-performing smaller balance, homogenous loans. This resulted in higher loan loss allowances under U.S. GAAP in those years as compared to Indian GAAP due to differences in provisioning methodology. During fiscal 2010, the additions to non-performing loans in our retail portfolio were lower in comparison to fiscal 2009. Due to the age of previously classified non-performing loans, the provision requirement under Indian GAAP has been increasing from fiscal 2008 onwards; however the allowances under U.S. GAAP have already been made in previous periods based on estimated probable losses and those estimates of probable losses have not increased as significantly in recent periods. Nevertheless, the cumulative provisions under U.S. GAAP at March 31, 2010 continue to be higher than the cumulative provisions held under Indian GAAP as shown in the statement of stockholders’ equity reconciliation.

b) Business combinations, page F-88

24.      We note your disclosure that for certain acquisitions made by the Group, no goodwill has been accounted for under Indian GAAP since the accounting was under the pooling of interests method, but under U.S. GAAP the acquisition was accounted for under ASC Topic 805. Please tell us, and revise future filings to describe the different acquisitions resulting in those differences. As part of your response, please address whether the Bank of Rajasthan acquisition occurring in May 2010 will be accounted for under the pooling of interests method for Indian GAAP purposes, and if so, how you plan to disclose the differences in your U.S. GAAP reconciliation. In this regard, we note that additional disclosures may be required, including a U.S. GAAP condensed income statement and cash flow statement for all years presented, in a level of detail that would comply with Article 10 of Regulation S-X, among other disclosures for as long as the accounting for the business combinations resulted in materially different amounts.

Response:

We have made certain acquisitions for which the accounting for business combinations treatment under Indian GAAP differs from U.S. GAAP, as was discussed on page F-88 and F-89 of our Form 20-F for fiscal 2010. Our past acquisitions of ITC Classic Finance Limited and Anagram Finance Limited by the erstwhile ICICI Limited in fiscal 1998 and 1999, respectively and the acquisition of Bank of Madura Limited by ICICI Bank in fiscal 2001 were accounted for under the pooling of interests method under Indian GAAP. Under U.S. GAAP, where these

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acquisitions were accounted for under the purchase method of accounting, the fair values of net assets acquired from these entities were Rs. 177 million, Rs. (767) million and Rs. 1,268 million respectively which represented 0.5%, (2.1%) and 7.8% of our consolidated net assets at the respective fiscal year-ends.

Under the Indian GAAP pooling of interests method of accounting, the financial statements of the combined entity are not required to be re-stated to include financial statements of the acquiree for all the years presented. Under U.S. GAAP, all these acquisitions were accounted for under the purchase method of accounting. During the period of the above acquisitions, both ICICI Limited and ICICI Bank Limited included financial statements prepared under full U.S. GAAP in their Form 20-F filings for the respective years. Subsequently, from fiscal 2006, we started to include financial statements prepared under Indian GAAP with reconciliations to U.S. GAAP.

The acquisition of the Bank of Rajasthan Limited will be accounted for under the method of accounting required by its scheme of merger as approved by the Reserve Bank of India, which is predominantly similar to the purchase method of accounting, except as discussed below. Business combinations among Indian banking companies, including the manner of accounting for such combinations, are generally governed by the scheme of merger approved by the Reserve Bank of India. The accounting method used by Indian GAAP pursuant to the Reserve Bank of India-approved scheme of merger differs from the U.S. GAAP method primarily in the determination of purchase consideration and in accounting for the difference between the purchase consideration and the net assets acquired. The purchase consideration under Indian GAAP is usually specified under the Reserve Bank of India-approved scheme of merger, whereas under U.S. GAAP the purchase consideration is determined based on FASB ASC Topic 805 – “Business Combinations”. Also, while the net assets are acquired at their respective fair values under the Reserve Bank of India-approved scheme of merger, the difference between the purchase consideration and the net assets is required to be adjusted with reserves, which is similar to the treatment under the pooling method.

In future filings, we will enhance our discussion on the reconciling item on business combinations in a manner similar to that specified below:

“The acquisition of the Bank of Rajasthan Limited was accounted for as required by the Reserve Bank of India-approved scheme of merger under Indian GAAP. Accordingly, the difference between the purchase consideration and the fair value of net assets acquired was added to reserves under Indian GAAP. Under U.S. GAAP, the purchase consideration was determined based on ASC Topic 805. Accordingly, goodwill of Rs. 27,120.9 million and definite life intangibles of Rs. 3,898.0 million have been created under U.S. GAAP. Certain other merger adjustments, primarily relating to the treatment of merger expenses, employee retirement benefits and deferred taxes, also contributed to the reconciliation difference between Indian GAAP and U.S. GAAP.”

Further, additional disclosures in conformance with Article 10 of Regulation S-X are required “where a material business combination has occurred during the current fiscal year.” The acquisition of the Bank of Rajasthan was determined not to have been a material acquisition based on the Regulation S-X criteria relating to the proportion of the Bank of Rajasthan’s total assets, which were about 3.4% to the combined entity’s assets at March 31, 2010 and on a profit/loss basis, which was about (2.2)% of the combined entity’s profit/(loss) before tax. A condensed income statement and cash flow statement under Article 10 of Regulation S-X is therefore not required.

In future filings, we will provide appropriate disclosures for acquisition of the Bank of Rajasthan under ASC Topic 805 – “Business Combination” in our annual financial statements for fiscal 2011 as detailed below:

(A)   In the Indian GAAP financial statements section:

Amalgamation of The Bank of Rajasthan Limited

The Bank of Rajasthan Limited (the “Bank of Rajasthan”), a banking company incorporated under the Companies Act, 1956 and licensed by the Reserve Bank of India under the Banking Regulation Act, 1949 was amalgamated with the Bank with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the “Scheme”) approved by the Reserve Bank of India by its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act,

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1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10 each fully paid-up for every 118 equity shares of Rs. 10 each of the Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of the Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

ICICI Bank is also a banking company incorporated under the Companies Act, 1956 and licensed by the Reserve Bank of India under the Banking Regulation Act, 1949.

As per the Scheme, the undertaking of the Bank of Rajasthan including all its assets and liabilities stood transferred/deemed to be transferred to and vested in ICICI Bank as a going concern.

The amalgamation has been accounted for as per the Scheme. Accordingly, the assets and liabilities of the Bank of Rajasthan have been accounted at the values at which they were appearing in the books of the Bank of Rajasthan at August 12, 2010 and provisions were made for the difference between the book values appearing in the books of the Bank of Rajasthan and the fair value as determined by ICICI Bank.

In the books of ICICI Bank, an amalgamation expenses provision account was credited by an amount determined for the expenses and costs of the Scheme arising as a direct consequence on account of any changes in the business or operations of the Bank of Rajasthan proposed or considered necessary by the Board of Directors of ICICI Bank (including but not limited to rationalization, upgrading and enhancement of human resources and expenses relating to modifying signage, modifying stationery, branding, changing systems and network, communication including media costs, impairment of technology and fixed assets, conducting general meetings, payment of listing fees and other statutory and regulatory charges, travel in relation to the consolidation contemplated in the Scheme, valuation, due diligence, investment banking expenses and charges relating to preparation of the Scheme, consultations in relation to the consolidation contemplated in the Scheme and training), and other extraordinary expenses on integration and consolidation under the Scheme, to be incurred by ICICI Bank and the balance in such account has been debited to the securities premium account.

Accordingly, the excess of the paid up value of shares issued over the fair value of the net assets acquired (including Statutory Reserves) of Rs. 1,440.1 million and amalgamation expenses of Rs. 657.8 million have been debited to the securities premium account. The computation of this amount is detailed in the table below.

Particulars	Amount
	(in Rs. millions)
34,184,121 equity shares of face value of Rs. 10 each issued to the shareholders of the Bank of Rajasthan		341.8
Less:
Net assets of the Bank of Rajasthan at August 12, 2010(1)	3,608.0
Fair value adjustments	(2,703.6)
Reserves taken over on amalgamation	(2,002.7)
Total fair value of the net assets acquired (including Statutory Reserves) of the Bank of Rajasthan at August 12, 2010		(1,098.3)
Excess of paid-up value of equity shares issued over the fair value of the net assets acquired		1,440.1
Amalgamation expenses(2)		657.8

(1)	Includes Rs. 50.8 million received subsequent to August 12, 2010 against shares kept in abeyance pending civil appeal.

(2)	Net of provision for amalgamation expenses amounting to Rs. 32.2 million no longer required.

As per the accounting done for amalgamation in terms of the Scheme, the identity of reserves of the Bank of Rajasthan is not required to be preserved in the books of ICICI Bank. However, the balance in the Statutory Reserves account of the Bank of Rajasthan at August 12, 2010 has been added to the Statutory Reserves of ICICI Bank. As a result, the balance in Statutory Reserves is higher to the extent of Rs. 2,002.7 million. The excess of the paid up value of shares issued over the fair value of the net asset acquired (including Statutory Reserves) and

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amalgamation expenses has been debited to the securities premium account of ICICI Bank. As a result, the balance in the securities premium account is lower to the extent of Rs. 2,097.9 million.

(B)  In the notes under U.S. GAAP section:

Acquisition of the Bank of Rajasthan

ICICI Bank acquired 100% ownership in the Bank of Rajasthan, effective at the close of business hours on August 12, 2010 through an exchange of common stock at a ratio of 25 shares of ICICI Bank for 118 shares of the Bank of Rajasthan. The acquisition has increased the size of branch network of the Bank which provides hubs for relationship management, sales and services. It increases the capability of ICICI Bank to raise retail deposits and enhance the Bank’s financial inclusion plans through the Bank of Rajasthan’s rural and semi-rural branches. The results of operations of the Bank of Rajasthan were included in the results of ICICI Bank beginning August 13, 2010.

The purchase price was allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date as summarized in the following table. Goodwill of Rs. 27,120.9 million was calculated as the purchase premium after adjusting the fair value of net assets acquired and represents the value expected from the synergies created from combining its branch networks with ICICI Bank's capabilities in consumer and commercial banking and benefit from scale after combining the operations of the two banks. The goodwill amounting to Rs. 13,153.6 million and Rs. 13,967.3 million was allocated to the Retail Banking and Wholesale Banking segment of the Bank respectively.

The following table sets forth, as of the acquisition date, the fair value of the consideration transferred and allocation of purchase price for the acquisition of the Bank of Rajasthan.

Rs. in millions
Consideration
Cash	–
Equity instruments	32,929.6
Contingent consideration arrangement	–
Fair value of total consideration transferred	32,929.6

Recognized amounts of identifiable assets acquired and liabilities assumed	5,808.7
Non-controlling interest	–
Goodwill (non-deductible for taxation)	27,120.9
Acquisition-related costs (included in ‘business combination’ in net income reconciliation)	233.0

The following table sets forth, as of the acquisition date, the condensed statement of net assets acquired reflecting the values assigned to net assets of the Bank of Rajasthan.

Rs. in millions
Assets
Cash and cash equivalents	11,819.4
Investment securities	69,467.9
Loans(1)	65,370.9
Fixed assets	4,662.0
Intangible assets	3,898.0
Other assets	3,889.4
Total assets	159,107.6
Liabilities
Deposits	135,287.5
Borrowings	4,152.1
Other liabilities	13,859.3

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Rs. in millions
Total liabilities	153,298.9
Fair value of net assets acquired including intangibles	5,808.7

(1)	Comprising loans with gross book value of Rs. 68,387.9 million and net book value of Rs. 65,278.3 million.

Contingencies

The fair value of net assets acquired includes certain contingent liabilities that were recorded at the acquisition date. The Bank of Rajasthan has been named as a defendant in various pending legal actions and proceedings arising in connection with its activities as a banking institution amounting to total claims of Rs 858.9 million. These contingencies have been measured in accordance with accounting guidance on contingencies which states that a loss is recognized when it is probable of occurring and the loss amount can be reasonably estimated. The Bank is holding adequate provisions for these cases at March 31, 2011.

In connection with the Bank of Rajasthan acquisition, on the close of business hours at August 12, 2010, the ICICI Bank recorded certain guarantees and letters of credit with maximum notional principle of Rs. 4,561.3 million and a fair value of Rs. 39.1 million.

Acquisition-related expenses

Acquisition-related expenses are recorded in the net income reconciliation and include incremental costs to integrate the operations with ICICI Bank and other acquisition related expenses. These expenses represent costs associated with these one-time activities and do not represent ongoing costs of the fully integrated combined organization. These expenses of Rs. 233.0 million are recorded as an expense and charged to net income for U.S. GAAP.

Post acquisition, the operations of the Bank of Rajasthan have been significantly integrated with the Bank. Consequently, the results of its operations after acquisition are not separately identifiable. The pro forma revenue and earnings, arrived at as a total of the results of the Bank of Rajasthan as a separate entity for the period prior to merger and the results of the Group for the year ended March 31, 2011, were Rs. 620,876.8 million and Rs. 55,150.4 million, respectively (for the year ended March 31, 2010: Rs. 610,892.6 million and Rs. 45,681.6 million, respectively and for the year ended March 31, 2009: Rs. 656,603.1 million and Rs. 38,803.5 million respectively).

c) Consolidation, page F-89

25.      We note the line item titled “compensation costs” for each table of reconciling items for your life insurance subsidiary and your general insurance subsidiary. Please tell us why the amounts for the table do not agree to the amounts disclosed on pages F-43 and F-44 of your Indian GAAP financial statements where you discuss how the compensation costs would be higher for your two insurance subsidiaries if you had used the fair value of options based on the Black-Scholes model.

Response:

There are certain differences in the computation of the fair value of employee stock options between Indian GAAP and U.S. GAAP. The Indian Finance Act, 2005 imposed an additional income tax on companies called fringe benefit tax (“FBT”). Companies were deemed to have provided fringe benefits to the employees if certain defined expenses were incurred. The Finance Act, 2007 introduced FBT on employees’ stock options. Subsequently, Finance (No. 2) Act, 2009 abolished FBT with effect from fiscal 2010. Accordingly from fiscal 2008 through fiscal 2009, we were required to pay FBT on employee stock options. This was computed based on the difference between fair market value on date of vesting and the exercise price and was payable upon the exercise of options by employees. In accordance with the scheme of employee stock option, we recovered FBT from our employees. As disclosed on page F-95 of our Form 20-F for fiscal 2009, under Indian GAAP, we accounted for the recovery of FBT from our employees as an offset against the corresponding expenses. As required under U.S. GAAP, the effect

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of FBT was considered in determining the fair value of the options on the date of grant. Therefore, options granted in fiscal 2008 and fiscal 2009 will have a different fair value under Indian GAAP and U.S. GAAP, which will be amortized with different amounts over the remaining future vesting period. Further under U.S. GAAP, actual recovery from employees towards FBT was accounted for as payment towards the exercise price of the option and recognized in stockholders’ equity, while under Indian GAAP, the recovery of FBT was accounted as an offset against the corresponding expenses.

Our insurance affiliates also include employee retirement benefit costs in the reconciling line item of compensation costs on pages F-91 and F-92 of our 20-F for fiscal 2010, in addition to stock options costs. This difference in grouping by the insurance affiliates does not impact the reconciling items in our net income reconciliation because under U.S. GAAP, we consider the profit of our insurance affiliates in our net income which forms part of the ‘consolidation’ line item.

f) Accounting for derivatives, page F-94

26.      We note your disclosure on page 128 discussing the fact that in October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivative contract receivables overdue for 90 days or more as non-performing assets, and that pursuant to these guidelines, you also reverse derivative contract receivables in your income statement when they are overdue for 90 days or more. Please tell us how you concluded that this was not a U.S. GAAP difference that also needed to be discussed and quantified in the reconciliation.

Response:

On the maturity or termination of the derivative contracts with our clients, any amount which becomes due from our clients is a credit exposure which, under Reserve Bank of India guidelines, is required to be reversed through our income statement under Indian GAAP 90 days after its becoming due. Under U.S. GAAP, the reconciling item of allowance for loan losses is arrived at after including these receivables. Hence, derivative receivables have not been discussed as a separate reconciling item.

Exhibit Index

27.      Please provide the basis for your determination that you are not required to file the joint venture agreements with Prudential PLC and Fairfax Financial Holdings as material agreements. Please see Instruction as to Exhibits 4 of Form 20-F for guidance.

Response:

The Company has concluded that the joint venture contracts are not material agreements.

As an initial matter, we wish to inform the Commission that the Company has disclosed the key aspects of its insurance business, including the key terms of both joint venture agreements in the Company’s filing on Form 20-F for fiscal 2010. This disclosure includes:

Key Joint Venture Information

•	We hold an approximately 74.0% ownership in each of our joint ventures with Prudential PLC and Fairfax Financial Holdings;

•
If Indian foreign ownership regulations were to be amended, Prudential PLC has the right to increase its shareholding in ICICI Prudential Life Insurance Company to 49% at the market value of the shares to be determined as mutually agreed;

•
We and each of our joint venture partners have a right of first refusal in case the other partner proposes to sell its shareholding in the joint venture (except for a transfer to a permitted affiliate of the transferor).

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Key Insurance Business Information

•	The fact that our life insurance and general insurance joint ventures are becoming an increasingly important part of our overall business.

•
ICICI Prudential Life Insurance Company recorded its first year of accounting profits during fiscal 2010 with a net profit of Rs. 2.6 billion compared to a net loss of Rs. 7.8 billion during fiscal 2009;

•	ICICI Lombard General Insurance Company made a net profit of Rs. 1.4 billion during fiscal 2010 compared to Rs. 0.2 billion during fiscal 2009;

•	The Company earns commissions and fees from these subsidiaries as their distributor for sales of life and general insurance products.

Instruction as to Exhibits 4(a) on Form 20-F states that “material” contracts, if not in the ordinary course, must be filed. Accordingly, for contracts outside the ordinary course, the appropriate standard is whether the contract is material. However, under 4(b), the Company is instructed that it need not file a contract if “the contract is the type that ordinarily accompanies the kind of business you and your subsidiaries conduct,” unless it falls into one or more of the categories specified therein. The only category that could be relevant to the joint venture agreements is 4(b)(ii), which requires the filing of any contract upon which the Company’s business is “substantially dependent”. Thus, ordinary course contracts of this nature, even if otherwise material, do not have to be filed under 4(b)(ii) unless the Company’s business is “substantially dependent” on them. The Commission has confirmed the narrow scope of “substantially dependent” by the illustrative examples, in such item, of “continuing contracts to sell the major part of your products or services or to purchase the major part of your requirement of goods, services or raw materials” (emphasis added) or “any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name if your business depends to a material extent on that patent formula, trade secret processor [or] trade name.” While a joint-venture agreement does not fall into either of these illustrative examples, raising the question as to whether the Commission believes a business can indeed be “substantially dependent” on a joint-venture, or shareholder, contract, the illustrative examples generally point to a high threshold for such standard. The language requiring the sale or purchase of “the major part” (emphasis added), not “a” major part, establishes a threshold for “substantially dependent” that is substantially higher than 10%, and at least approaching, if not meeting, a 50% or majority standard. If one were to read that rule as simply requiring that any material contract needs to be filed, there would be no need, or meaning, to the distinction between ordinary course and non-ordinary course contracts.

The Company entered into both joint ventures in the ordinary course of business, and consistent with industry practice in the Indian context. Since the Reserve Bank of India altered its guidelines governing the entry of private banks and financial institutions into the insurance business in 2001, such joint ventures between Indian banks and foreign insurance companies have become commonplace in the Indian financial industry. Based on public data, we count 15 such bank-insurance sector joint venture agreements entered into between Indian financial institutions and foreign outside parties.

While the Company’s life insurance and general insurance business is of increasing significance, it does not therefore follow that the joint venture agreements are themselves material to its overall revenues. [**redacted**]  This is especially true given the high standard required for a finding of “substantially dependent,” as analyzed above. As disclosed, the Company is the majority shareholder in each agreement, holding approximately 74.0% stake, relative to approximately 26.0% stake held by each of its joint venture partners, respectively.

Net profits of 4.1% for 2010 and a net loss 16.1% for fiscal 2009, were attributable to the joint venture agreement with Prudential PLC. Net profit of 2.3% for 2010 and 0.5% for fiscal 2009 were attributable to the joint venture agreement with Fairfax Financial Holdings.

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*            *           *

ICICI Bank Limited hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22-2653-6157 (rakesh.jha@icicibank.com) or Margaret E. Tahyar at (212) 450-4379 (margaret.tahyar@davispolk.com).

Sincerely yours,

/s/ Rakesh Jha
Rakesh Jha
Deputy Chief Financial Officer

cc:   Manoj Kumar Vijai,
KPMG

Margaret E. Tahyar, Esq.,
Davis Polk & Wardwell LLP

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